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                                                                 EXHIBIT 12.3


                              COMPUWARE CORPORATION

                               FIRST AMENDMENT TO
                  STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

         COMPUWARE CORPORATION, a Michigan corporation, hereby adopts the following amendment to the Stock Option Plan for Non-Employee Directors, in accordance with Section VIII (1) thereof, by replacing Section V(5) thereof with the following:

           5. TRANSFERABILITY OF STOCK OPTIONS: Except as otherwise provided in this Section V(5) or to the extent determined by the Committee in its sole discretion (either by resolution or by a provision in, or amendment to, the option), (a) no option granted under the Plan to an Eligible Director shall be transferable by such Eligible Director otherwise than (1) by will, or (2) by the laws of descent and distribution or, (3) pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder, and (b) such option shall be exercisable, during the lifetime of the Eligible Director, only by the Eligible Director.

          The Committee may, in its sole discretion, authorize all or a portion of the options granted to an Eligible Director to be transferred by such Eligible Director to, and to be exercised by, (i) the spouse, children or grandchildren of the Eligible Director ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members,
(iii) a partnership in which such Immediate Family Members are the only partners, or (iv) such other persons or entities as determined by the Committee, in its sole discretion, on such terms and conditions as the Committee, in its sole discretion, may determine; provided that (y) the stock option agreement pursuant to which such options are granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this
Section V(5), and (z) subsequent transfers of transferred options shall be prohibited except for transfers the original Eligible Director would be permitted to make (if he or she were still the owner of the option) in accordance with this Section V(5).

          Following transfer, any such options shall continue to be subject to the same terms and conditions as were applicable immediately before transfer, provided that for purposes of Sections V(3)(c), VIII(2), VIII(3) and VIII(6) the term "optionee" shall be deemed to refer to the transferee. The events of termination of board membership of Sections V(3)(e) and V(3)(f) shall continue to be applied with respect to the original optionee, following which the options shall be exercisable by the transferee only to the extent, and for the periods, specified in such sections. The original optionee shall remain subject to withholding taxes and related requirements upon exercise provided in Section
VII. The Company shall have no obligation to provide any notice to any transferee, including, without limitation, notice of any termination of the option as a result of termination of the original optionee's service to the Company.




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          IN WITNESS WHEREOF, the undersigned has executed this First Amendment to Stock Option Plan for Non-Employee Directors as of November 27, 1997.

                                            COMPUWARE CORPORATION

                                            By: Thomas Costello Jr.
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                                            Its: V.P. - Secretary
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